FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2004

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


ANNUAL GENERAL MEETING APRIL 28, 2004

Uppsala, Sweden, March 30, 2004.

Biacore International AB (Biacore) today announced its decision to invite the shareholders of Biacore to an Annual General Meeting on April 28, 2004. A notice of the AGM is attached.

This is an unofficial translation of the Swedish original notice. In case of differences between the Swedish version and the English translation, the Swedish version shall prevail.

Notice is hereby given to the shareholders in Biacore International AB (publ) on the Annual General Meeting of Shareholders to be held on Wednesday April 28, 2004, at 4.30 p.m. in Horsalen, Museum Gustavianum, Akademigatan 3, Uppsala.

Participation

Shareholders who wish to participate in the meeting

must be registered as shareholders of record in the register of shareholders maintained by the Swedish Securities Register Center ("VPC") on Friday April 16, 2004,

must notify Biacore International AB, Rapsgatan 7, SE-754 50 Uppsala, Sweden, Phone +46 18 67 58 00, Fax +46 18 15 01 10 or e-mail legal(at)biacore.com, not later than 4 p.m. on Thursday April 22, 2004. When giving notice of attendance, the shareholder should state name and personal identity number (date of birth) or company registration number. The shareholder may be represented by an authorised representative and may bring one or two assistants. The shareholder must notify the company as regards the number of assistants within the time limit set out above. Representatives should attach to their notice of attendance documents verifying their due authorisation, such as certificate of registration for legal entities.

Shareholders whose shares are held in the name of a trustee must temporarily re-register their shares in their own names in order to be entitled to participate in the meeting. Such re-registration must be effected with VPC on Friday April 16, 2004. The shareholders should notify their trustees in ample time.

Matters to be dealt with at the meeting

Proposed agenda

1.  Opening of the meeting
2.  Election of chairman at the meeting
3.  Preparation and approval of voting list
4.  Election of one or two persons to confirm the minutes
5.  Approval of the agenda
6.  Resolution as to whether the meeting has been duly convened
7. Speech by the managing director and report from the chairman of the board as regards the work within the board's committees
8. Presentation of the annual report and the audit report as well as the consolidated annual report and the consolidated audit report
9.  Resolution as to
    a) the adoption of the profit and loss statement and the balance sheet as well as the consolidated profit and loss statement and the consolidated balance sheet
    b) the allocation of the company's profit according to the adopted balance sheet
    c) discharge from liability for the directors of the Board and the managing director
10. Resolution as to the number of Board directors and deputy Board directors
11. Resolution as to the remuneration to the Board
12. Election of Board directors and deputy Board directors
13. Resolution as to the number of auditors and deputy auditors or that an auditing firm shall be appointed
14. Resolution as to the remuneration to the auditors
15. Election of auditors and deputy auditors or of an auditing firm
16. Appointment of members of a nomination committee

Item 9b - Dividends

The Board proposes that SEK 3 per share be distributed to the shareholders.

The Board proposes that May 3, 2004 be the record date for distribution. If the proposal is adopted by the meeting, it is estimated that dividends will be distributed on May 6, 2004.

Items 10, 11 and 12 - Number of Board directors, remuneration and election of Board directors

The nomination committee, established in relation to the General Meeting of Shareholders (the "Nomination Committee"), with the chairman for the Board and shareholders representing approximately 47.5 per cent of the votes, proposes that the number of Board directors, elected by the General Meeting of Shareholders, shall be eight ordinary directors and no deputies, that the Board directors receive remuneration amounting to SEK 2,000,000 to be distributed among the directors elected by the General Meeting of Shareholders as determined by the Board, and that the ordinary directors Lars-Goran Andren, Gordon Edge, Tom Erixon, Ulf Jonsson, Donald R. Parfet, Mats Pettersson and Marc van Regenmortel be re-elected and Donna Janson be elected.

Magnus Lundberg has explained that he is not available for re-election.

Items 13, 14 and 15 - Number of auditors, remuneration and election of auditor

The Nomination Committee proposes that an auditing firm is appointed auditor, that remuneration shall be paid pursuant to approved invoice and that the auditing firm PricewaterhouseCoopers AB be re-elected for the period up until the end of the Annual General Meeting of Shareholders held during the year 2008.

Item 16 - Appointment of members of a nomination committee

The Nomination Committee proposes that the General Meeting of Shareholders authorises the chairman of the Board to convene representatives of at least the three, as per September 30 each year, largest owners of the company, who are not directors of the Board, to be members of the nomination committee together with the chairman of the Board for the time until the next Annual General Meeting of Shareholders. Should any of the aforementioned owners abstain from participating in the nomination committee, the next owner in terms of size shall be asked to participate instead. The committee shall when it constitutes itself elect a chairman for the committee. The composition of the committee shall be announced in connection with publication of the company's interim report for the third quarter each year. The members of the committee shall receive no remuneration. The nomination committee shall before Annual General Meeting of Shareholders make proposals on the number of Board directors and deputy Board directors, remuneration to the Board and election of Board directors and, where appropriate, deputy Board directors and remuneration for and election of auditors.

The Swedish Shareholders' Association (Sw: Sveriges Aktiesparares Riksforbund) proposes that the nomination committee be appointed by the General Meeting of Shareholders and that it should consist of three to five members independent from the company who represent the company's owners. A representative for the smaller shareholders should be part of the committee.

Shareholders who together represent approximately 47.5 per cent of the total number of votes in the company have announced that they intend to vote for the Nomination Committee's proposals in items 10 - 16.

Documents

The Annual Report and the Audit Report will be available for the shareholders of the Company as from April 14, 2004, at which date the documents will also be available on the company's homepage, www.biacore.com. The documents will also be distributed free of charge to shareholders who request to receive them. The documents will also be available at the Annual General Meeting of Shareholders.

Program

3 p.m.          The doors open
3.30 - 4 p.m.   Lecture:
                Biacore for a better guarantee of quality of new medicine
4.30 p.m.       Start of the Annual General Meeting of Shareholders

Uppsala in March 2004

Biacore International AB (publ)
The Board of Directors

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and Biacore(r)C which is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen and Nasdaq in the U.S. In 2003 the Company had sales of SEK 515.5 million and an operating income of SEK 29.5 million.

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 8, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer